The Real Brokerage Inc. Announces Settlement Agreement in Class
Action Litigation

TORONTO & NEW YORK - April 8, 2024 - The Real Brokerage Inc. (NASDAQ: REAX, "Real" or the "Company") today announced that it has entered into a settlement agreement to resolve the pending class action litigation, Umpa v. NAR, 4:23-cv-00945 (W.D. Mo.), on a nationwide basis.

This settlement conclusively addresses all claims asserted against Real in the Umpa lawsuit, releasing Real, its subsidiaries, and affiliated agents from these claims. The settlement does not constitute an admission of liability by Real, nor does it concede or validate any of the claims asserted in the litigation.

Under the terms of the settlement agreement, Real has committed to paying $9.25 million into a qualified settlement fund within 30 days following the court's preliminary approval of the settlement agreement. The Company does not foresee the settlement terms having a material impact on its future operations.

Additionally, Real has agreed to implement specific changes to its business practices. These changes include clarifications about the negotiability of commissions, prohibitions on claims that buyer agent services are free, and the inclusion of listing broker compensation offers in communications with clients. Real will also develop training materials to support these practice changes.

The settlement agreement awaits preliminary and final court approval and will take effect upon such final approval.

About Real

Real (NASDAQ: REAX) is a real estate experience company working to make life's most complex transaction simple. The fast-growing company combines essential real estate, mortgage and closing services with powerful technology to deliver a single seamless end-to-end consumer experience, guided by trusted agents. With a presence in all 50 states throughout the U.S. and Canada, Real supports more than 16,000 agents who use its digital brokerage platform and tight-knit professional community to power their own forward-thinking businesses.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as of the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, expectations regarding the settlement and settlement agreement.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Important factors that could cause such differences include, but are not limited to, the settlement having an adverse impact on our operations. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Investor inquiries, please contact:

Ravi Jani

Vice President, Investor Relations and Financial Planning & Analysis

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

Elisabeth Warrick

Senior Director, Marketing, Communications & Brand

press@therealbrokerage.com

201.564.4221